Exhibit 99.1

ICON Confirms Retirement of Co-Founder Dr. Ronan Lambe

DUBLIN--(BUSINESS WIRE)--July 27, 2018--ICON plc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today confirmed, that Dr. Ronan Lambe retired as a non-executive director at the Annual General Meeting (AGM) of the Company on the 24th July 2018. This follows the announcement in the 2018 AGM Notice, dated 12th June 2018, that Dr. Lambe had decided to retire and not seek re-election at the AGM.

CEO Dr. Steve Cutler commented, “I would like to recognize the immense contribution of Dr. Ronan Lambe, ICON’s co-founder with Dr. John Climax, who after 28 years of service, has retired from our Board. We thank Ronan for the hugely positive influence he has had on shaping ICON into the industry leader it is today, and we wish him well in his retirement.”

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 93 locations in 37 countries and has approximately 13,650 employees. Further information is available at www.iconplc.com.

Source: ICON plc

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CONTACT:
ICON plc
Investor Relations
+1 888 381 7923
or
Brendan Brennan
Chief Financial Officer
+353 1 291 2000
or
Jonathan Curtain
Vice President Corporate Finance and Investor Relations
+1 215 616 3000